UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. 20 - FINAL)*

                           Laclede Steel Company
-----------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.01 Per Share
-----------------------------------------------------------------------------
                        (Title Class of Securities)

                                505606 10 3
-----------------------------------------------------------------------------
                               (CUSIP Number)

Ivaco Inc.                              With a copy to:
Place Mercantile                        Jeffrey Bagner, Esq.
770 Rue Sherbrooke Ouest                Fried, Frank, Harris, Shriver & Jacobson
Montreal, Quebec, Canada H3A 1G1        One New York Plaza
Attn:  Guy-Paul Massicotte              New York, NY  10004
Vice-President, General Counsel and     (212)859-8000
Secretary
(514) 288-4545

-----------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             December 29, 2000
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  505606 10 3                             Page 2 of 6 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ivaco Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                51,900*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              51,900*

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          51,900*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 1.18%*

14  TYPE OF REPORTING PERSON

          CO



* Estimated. The precise number of shares has not yet been determined because Laclede is still in the process of reconciling its bankruptcy claims (see Item 4).

                             SCHEDULE 13D

CUSIP No.  505606 10 3                             Page 3 of 6 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LCL Holdings I, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14  TYPE OF REPORTING PERSON

          OO

     This Amendment No. 20 (final) amends and supplements the text of the Statement of Schedule 13D initially filed on April 18, 1974 and as amended from time to time thereafter (which Schedule, as amended to date, is referred to as the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Laclede Common Stock"), of Laclede Steel Company, a Delaware corporation ("Laclede"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

     ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is amended and supplemented by adding the following:

     On November 30, 1998 (the "Petition Date"), Laclede filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code. On October 18, 2000, Laclede filed the Debtors' Second Amended Joint Plan of Reorganization (the "Plan") in the U.S. Bankruptcy Court for the Eastern District of Missouri under Case No. 98-23121-399. The Plan became effective on December 29, 2000. Pursuant to the Plan, all shares of Laclede Common Stock and all shares of Series A Preferred Stock outstanding prior to the Petition Date were cancelled, including the shares of Laclede Common Stock and Series A Preferred Stock held by LCL Holdings I, LLC. In addition, pursuant to the Plan Ivaco (together with its affiliates), as a creditor of Laclede, is expected to receive approximately 51,900 shares of common stock, par value $.01 per share, of the reorganized Laclede (the "New Common Stock"). The precise number of shares of New Common Stock has not yet been determined because Laclede is still in the process of reconciling its bankruptcy claims.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a)(i) is amended and restated in its entirety as follows:

     According to the Form 8-K filed by Laclede on January 2, 2001, Laclede will be authorized by its amended and restated certificate of incorporation to issue 8,000,000 shares of New Common Stock. Under the Plan, 4,400,000 shares of New Common Stock will be issued and outstanding following the Effective Date. Accordingly, the shares of New Common Stock beneficially owned by Ivaco (together with its affiliates) will represent approximately 1.18% of Laclede's issued and outstanding shares.

     Item 5(b) is amended and supplemented by adding the following:

     (b) As a result of the transactions described in Item 4 as of December 29, 2000, Ivaco will be the beneficial owner of approximately 51,900 shares of New Common Stock.

                                 SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2001.


                           IVACO INC.


                           By:   /s/ Guy-Paul Massicotte
                                -----------------------------------
                                Guy-Paul Massicotte
                                Vice President, General Counsel and Secretary

                           LCL HOLDINGS I, LLC


                           By:   /s/ Jesse J. Webb
                                 -----------------------------------------
                                 Jesse J. Webb, its Manager